UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV
c/o Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, Florida 33073
(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2023

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

March 15, 2023
CUSIP NO. 970646 10 5	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
CFW Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,134,148

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,134,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,134,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

March 15, 2023
CUSIP NO. 970646 10 5	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Charles F. Willis, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
928,276

	8	SHARED VOTING POWER
2,145,430

	9	SOLE DISPOSITIVE POWER
708,410

	10	SHARED DISPOSITIVE POWER
1,925,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,073,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.44%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

March 15, 2023
CUSIP NO. 970646 10 5	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
Austin Chandler Willis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
99,504

	8	SHARED VOTING POWER
660,895

	9	SOLE DISPOSITIVE POWER
68,252

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
760,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

March 15, 2023
CUSIP NO. 970646 10 5	Page 5 of 6 Pages
The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021, June 25, 2021, August 11, 2021, September 7, 2021, April 5, 2022, November 17, 2022, January 18, 2023, and March 14, 2023 (together with the Initial 13D, the “13D”), is hereby amended as set forth below. Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

This Amendment No. 30 to the 13D is being filed solely to replace the version of the Letter inadvertently filed as Exhibit 2 to Amendment No. 29 to the 13D, filed on March 14, 2023, with the final version of the Letter, which is filed as Exhibit 2 hereto.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1. Joint Filing Agreement

2. Letter in response to the counterproposal, dated March 13, 2023

March 15, 2023
CUSIP NO. 970646 10 5	Page 6 of 6 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: March 15, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: March 15, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: March 15, 2023	By:	/s/ Austin Chandler Willis
Austin Chandler Willis